FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated May 27, 2002 announcing the formation of a strategic alliance between Dai Nippon Printing Co. and STMicroelectronics for the development and supply of photomasks.

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DNP ST [LOGO]

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PRESS RELEASE   COMMUNIQUE DE PRESSE    COMMUNICATO STAMPA     PRESSEINFORMATION
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PR No. T1190H

                DNP and STMicroelectronics to Establish Photomask
                               Strategic Alliance

       Partnership to include a long-term supply and technology agreement and a manufacturing facility


Tokyo and Geneva, May 27, 2002 ... Dai Nippon Printing Co., Ltd. (DNP), the world's leading manufacturer of photomasks, and STMicroelectronics (NYSE: STM), the world's third largest supplier of semiconductor devices, have announced the formation of a strategic alliance for the development and supply of leading-edge and high-end photomasks, which are critical components in the manufacture of silicon integrated circuits.

As part of the agreement, a new company called DNP Photomask Europe will be created by DNP, with support and equity shareholding from ST, and will build and operate a photomask production facility next to ST's site in Agrate, near Milan, Italy. The new DNP Agrate plant is expected to start operations around the middle of 2003 and when operational will employ about 100 people. The required capital investment by the new company will be approximately US$150 million over three years.

In addition, the strategic alliance includes a long-term supply agreement that makes DNP ST's primary leading-edge and high end photomask supplier and a technology agreement under which the two partners will closely cooperate to ensure that DNP develops new photomasks that will be seamlessly integrated into ST's wafer fabrication processes. This will secure early-access to mask supply for STMicroelectronics and strongly enhance ST's ability to offer its customers state-of-the-art products built with leading edge technology.

"Our strategic alliances with customers and suppliers have played a key role in propelling ST to the forefront of the semiconductor industry. The incredible pace of semiconductor evolution, which underpins advances in every major electronics market, can only be maintained by even closer relationships between all the players in the supply chain. This new alliance with the world's leading photomask supplier will help us to maintain our momentum at the leading edge of the world's most important industry," said Pasquale Pistorio, President and CEO of STMicroelectronics.

"DNP first initiated its photomask business in 1961 and for 40 years we have continuously applied microprocessing technologies to become the top photomask vendor, reaching 20% of the worldwide market. This partnership with STMicroelectronics implements DNP strategies

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of economies of scale by expanding on a global scale, acquiring more market share, and reducing production costs. This partnership is a win-win situation for both companies, and I am convinced that we will be able to contribute to the further development of photomask technology," said Yoshitoshi Kitajima, President and CEO of DNP.

The alliance will also greatly strengthen DNP's presence in the worldwide photomask market. The new plant will be DNP's first photomask production site outside Japan and it will not only optimize delivery of photomasks to ST production sites in France and Italy, but will also position DNP to better serve Europe's high-end photomask market. DNP already operates photomask production sites (Kamifukuoka, Kyoto, Kawasaki and Iwate) in Japan, and the European addition will greatly strengthen its worldwide photomask supply system. The new partnership is expected to respond to growing demands for leading edge and high end photomasks, and through it both DNP and ST will pursue increased market share expansion.

The close proximity of the new DNP site to ST's R&D and advanced manufacturing centers of Crolles (France) and Agrate (Italy), which are dedicated to complex System-on-Chip and Flash memory chips, coupled with barrier-free exchange of information on wafer and photomask processes, will ensure rapid turnaround of new photomasks for products built in the most advanced technologies, from 130 and 90 nanometers and beyond.

"This partnership with ST will allow both companies to maximize our advantages in respective core businesses. DNP is not only able to ensure a new production site in Europe, with stable demand of photomasks, but is also able to maintain our industry edge by optimizing photomask development to suit the continually advancing LSI production technology," said Koichi Takanami, Senior Managing Director of Electronic Components and R&D of DNP.

"The focus of our R&D programs is to develop leading-edge technologies that are immediately deployable so that our customers can benefit from our capability as quickly as possible. As we continue to shrink the dimensions of the transistors in our System-on-Chip products, the photomasks become increasingly complex. By maximizing the coupling between our fabs and our photomask partner and minimizing photomask turnaround time, this alliance will reduce ST's product development times even further," said Joel Monnier, Corporate Vice President and Central R&D director at STMicroelectronics.

Photomasks are critical components in the manufacture of silicon chips, which are built up in a series of stages that involve etching or depositing material in complex patterns where the feature size can measure as little as one-tenth of a micron (a micron is one thousandth of a millimeter, i.e. about one-hundredth of the thickness of a human hair). At each stage, a photomask is used to project the required pattern onto the wafer surface. As a silicon chip may need 25 or more layers, each of which must be very accurately aligned with the preceding ones, photomasks must be produced with very high accuracy. The accelerating evolution of semiconductor technology, in which transistor sizes become ever smaller, today demands a much closer coupling between the chip manufacturer and photomask producer than was previously necessary.

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About Dai Nippon Printing

Dal Nippon Printing (DNP) is one of the world's largest comprehensive printing companies and conducts a wide range of businesses, including publication printing, commercial printing, smart cards, business forms, networking and electronic components. The company is the top vendor of high-tech photomasks, produced by applying fundamental printing techniques and technologies. DNP account for about 48 percent of Japan's photomask market and 20 percent of the world market. DNP has over 35,000 employees and its net sales in fiscal 2001 were over US$10.8 billion. For more information on DNP, please visit our Website at www.dnp.co.jp.

About STMicroelectronics

STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. The Company has 17 main production sites and 12 advanced R&D centers around the world and employs more than 40,000 people. Further information on ST can be found at www.st.com.


For further information, please contact:

Dai Nippon Printing Co., Ltd.
Press and Public Relations:
Rey Saida (Japan)
Tel:   +81 3 5225 8220
Fax:   +813 5225 8239
e-mail: info@mail.dnp.co.jp



For STMicroelectronics

Maria Grazia Prestini                        Benoit de Leusse
Director, Corporate Media Relations          Investor Relations Manager Europe
STMicroelectronics                           STMicroelectronics
Tel. +41.22.929.6945                         Tel. +33.4.50.40.24.30
Fax +41.22.929.6950                          Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                  benoit.de-leusse@st.com


Lorie Lichtlen                               Jean-Benoit Roquette/Nicole Curtin
Media Relations                              Investor Relations
Morgen-Walke Europe                          Morgen-Walke Europe
Tel. +33.1.47.03.68.10                       Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                        jbroquette@mweurope.com /
llichtlen@mweurope.com                       ncurtin@weurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2002                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer